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EXHIBIT 4.1

ARTICLES OF INCORPORATION
OF
FIRST INVESTORS FINANCIAL SERVICES HOLDING COMPANY

        The undersigned, a natural person of the age of eighteen years or more, acting as sole incorporator of a corporation under the provisions of the Texas Business Corporation Act, adopts the following Articles of Incorporation:

ARTICLE I

The name o f the Corporation is First Investors Financial Services Holding Company.

ARTICLE II

        The period of duration of the Corporation is perpetual.

ARTICLE III

        The purpose for which the Corporation is organized is to transact any and all lawful business for which corporations may be incorporated under the Texas Business Corporation Act.

ARTICLE IV

        The aggregate number of shares of all classes of capital stock which the Corporation shall be authorized to issue is 2,022,223, divided into the following: (i) 1,222,223 shares of common stock with the par value of one-tenth of one cent ($.001) per share (hereinafter called "Common Stock"), and (ii) 800,000 shares of Non-Voting Cumulative Preferred Stock with the par value of one dollar ($1.00) per share (hereinafter called "Preferred Stock").

        A description of the respective classes of stock and a statement of the preferences, limitations and relative rights of the respective classes of stock and the limitations on or denial of the voting rights of the shares of the respective classes of stock are as follows:

A. Common Stock

        1.    Voting Rights.    The exclusive voting power of the Corporation shall be vested in the holders of the Common Stock and each holder of the Common Stock shall be entitled to one vote for each share held.

        2.    Dividends.    Subject to the prior and preferential right of the holders of the Preferred Stock to be paid dividends as provided herein, such dividends (payable in cash, stock or otherwise) as may be determined by the Board of Directors may be declared and paid on the Common Stock from time to time out of any funds legally available therefor.

        3.    Liquidation or Dissolution.    After payment shall have been made in full to the holders of the Preferred Stock, as herein provided, in the event of any liquidation, dissolution, or winding up of the affairs of the Corporation, the remaining assets and funds of the Corporation shall be distributed among the holders of the Common Stock according to their respective shares.

B. Preferred Stock

        1.    Voting Rights.    Except to the extent that the power or right to vote is expressly granted or required by the Texas Business Corporation Act, the holders of shares of Preferred Stock shall have no power or right to vote with respect to such shares.

        2.    Dividends.    The holders of Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, cumulative semiannual cash dividends in the amount of $.07 per share payable on May 31, 1995 and on the last day of each succeeding November and May thereafter.

          2.1    Cumulation.    Dividends shall begin to accrue and be cumulative from the date of issue of the Preferred Stock. Except as provided in Section 3 and subsection 4.2, below, accrued but unpaid dividends shall not bear interest. Dividends paid on shares of Preferred Stock in an amount less than the total amount of the dividends at the time accrued and payable on such shares shall be allocated pro-rata on a share-by-share basis among all such shares at the time outstanding.

          2.2    Record Dates.    The Board of Directors may, but shall not be required to, fix a record date for the determination of holders of Preferred Stock entitled to receive payment of a dividend declared thereon, which record date shall be no more than fifty days prior to the date fixed for the payment thereof.

          2.3    Dividend Preference.    Whenever semiannual dividends payable on the Preferred Stock as provided above are in arrears, thereafter and until dividends, including all accrued cumulative dividends, on all shares of Preferred Stock outstanding shall have been paid in full or declared and set apart for payment, the Corporation shall not pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any Common Stock or any other capital stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the .Preferred Stock.

        3.    Preference Upon Liquidation, Dissolution or Winding Up.    Upon any liquidation, dissolution or winding up of the Corporation, no distribution shall be made to the holders of Common Stock or any other capital stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Preferred Stock unless, prior thereto, the holders of Preferred Stock shall have received the sum of (i) $1.00 per share, (ii) all accumulated but unpaid dividends on such shares, whether or not declared, and (iii) interest on any such accumulated but unpaid dividends at the rate of 12% per annum from the time of their accrual through the date of payment. Any distribution to the holders of Preferred Stock upon the liquidation, dissolution or winding up of the Corporation, in an amount less than that required by the preceding sentence, shall be allocated pro-rata on a share-by-share basis among all shares of Preferred Stock at the time outstanding.

        4.    Redemption at the Option of the Corporation.    The Corporation shall have the right to redeem shares of Preferred Stock pursuant to the following provisions:

          4.1    Approval of Redemption.    If the Board of Directors should determine that it is in the best interests of the Corporation to redeem the shares of Preferred Stock, in whole or in part, the Corporation shall first give written notice thereof to each holder of shares of Preferred Stock at such holder's address as it appears on the books of the Corporation. Such notice shall state (i) the number of shares of Preferred Stock proposed to be redeemed, (ii) the amount of the applicable redemption price determined in accordance with subsection 4.2 below, and (iii) the proposed redemption date fixed pursuant to subsection 4.4 below. If, within thirty days after the giving of such notice, the proposed redemption shall have been approved by written consent of the holders of not less than 65% of the shares of Preferred Stock at the time outstanding, the Corporation may proceed to effect the proposed redemption. Failing such consent, the proposed redemption shall not be effected.

          4.2    Redemption Price.    Subject to the receipt of the requisite approval pursuant to subsection 4.1, above, the Corporation shall have the right, at its sole option and election, to redeem the shares of Preferred Stock, in whole or in part, at any time and from time to time, at a redemption price of $1.00 per share plus an amount equal to all accumulated but unpaid dividends thereon, whether or not declared, through and including the redemption date, plus interest at 12% per annum on all due and unpaid dividends to date of redemption.

          4.3    Partial Redemption.    If less than all of the Preferred Stock at the time outstanding is to be redeemed, the shares so to be redeemed shall be selected pro-rata.

          4.4    Notice.    Notice of any redemption of the Preferred Stock shall be mailed at least thirty, but no more than fifty, days prior to the date fixed for redemption to each holder of shares of Preferred Stock to be redeemed, at such holder's address as it appears on the books of the Corporation. In order to facilitate the redemption of the Preferred Stock, the Board of Directors may fix a record date for the determination of holders of Preferred Stock to be redeemed, or may cause the transfer books of the Corporation to be closed for the transfer of the Preferred Stock, not more than fifty days prior to the date fixed for such redemption.

          4.5    Payment.    On the redemption date specified in the notice given pursuant to subsection 4.4, the corporation shall, and at any time after such notice shall have been mailed and before such redemption date the Corporation may, establish a special segregated bank account in which shall be deposited for the pro-rata benefit of the holders of Preferred Stock so called for redemption the funds necessary for such redemption. Upon surrender by the holders of certificates evidencing shares of Preferred Stock so called for redemption, the redemption price thereof shall be paid from such account. Moreover, upon such deposit of funds as provided hereby in respect to shares of Preferred Stock called for redemption, notwithstanding that any certificates for such shares shall not have been surrendered for cancellation, the shares represented thereby shall no longer be deemed outstanding, the rights to receive dividends thereon shall cease to accrue from and after the date of redemption designated in the notice of redemption and all rights of the holders of shares of Preferred Stock called for redemption shall cease and terminate, excepting only the right to receive the redemption price therefor.

ARTICLE V

        The Corporation will not commence business until it has received for the issuance of its shares consideration of a value of at least $1,000.

ARTICLE VI

        The holders of Common Stock of the Corporation shall have the preemptive right to acquire additional, unissued or treasury shares of the Corporation of any class, whether now or hereafter authorized, and any shareholder of the Corporation shall have the preemptive right to subscribe for, purchase or otherwise acquire bonds, notes, or securities of the Corporation convertible into or carrying a right to subscribe to or acquire shares of stock of the Corporation of any class.

ARTICLE VII

        Shareholders of the Corporation shall not have the right to accumulate their votes at any election of directors, any and all rights of cumulative voting being hereby expressly denied.

ARTICLE VIII

        The Corporation shall indemnify directors, and may indemnify officers, to the full extent authorized by Article 2.02-1 of the Texas Business Corporation Act.

ARTICLE IX

        A director of the Corporation shall not be liable to the Corporation or its shareholders for monetary damages for an act or omission in the director's capacity as a director, except that this Article IX shall not authorize the elimination or limitation of the liability of a director to the extent the director is found liable for (1) a breach of the director's duty of loyalty to the Corporation or its shareholders, (2) an act or omission not in good faith that constitutes a breach of duty of the director of the Corporation or an act or omission that involves intentional misconduct or a knowing violation of the law, (3) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office, or (4) an act or omission for which the liability of a director is expressly provided by an applicable statute. Any repeal or modification of the provisions of the foregoing sentence shall not adversely affect any right or immunity of a director of the Corporation existing at the time of such repeal or modification, except to the extent such adverse effect is required by law.

ARTICLE X

        The number of directors of the Corporation shall not be less than one nor more than twenty-five, and may be increased or decreased from time to time in the manner provided by law or the Bylaws of the Corporation. Directors need not be residents of the State of Texas or shareholders of the Corporation.

        The initial Bylaws of the Corporation shall be adopted by its board of directors. The board of directors shall have the power to alter, amend or repeal the Bylaws from time to time, subject to the reserved power of the shareholders at any meeting of shareholders to alter, amend or repeal any provision of the Bylaws or to adopt new Bylaws.

        The initial board of directors shall consist of seven members. The names and addresses of the persons who are to serve as initial directors until the first annual meeting of the shareholders and until their successors shall have been elected and qualified, unless they shall be replaced in accordance with the provisions of the Bylaws, are as follows:

Name	Address
Walter A. Stockard	2001 Kirby, Suite 901 Houston, Texas 77019
Fentress Bracewell	2900 South Tower Pennzoil Place Houston, Texas 77002
J. W. Smelley	4550 Post Oak Place Houston, Texas 77056
Tommy A. Moore, Jr.	675 Bering, Suite 110 Houston, Texas 77057
Bradley F. Bracewell	3633 Rice Boulevard Houston, Texas 77005
Walter A. Stockard, Jr.	2001 Kirby, Suite 901 Houston, Texas 77019
William J. Cato	2001 Kirby, Suite 901 Houston, Texas 77019

ARTICLE XI

        The address of the initial registered office of the Corporation is 675 Bering Drive, Suite 110, Houston, Texas 77057, and the name of the initial registered agent of the Corporation at such address is Tommy A. Moore, Jr.

ARTICLE XII

        The name and address of the sole incorporator of the Corporation are as follows:

Name	Address
John H. Buck	5100 NationsBank Center 700 Louisiana Street Houston, Texas 77002

        IN WITNESS WHEREOF, I have hereunto set my hand this 1st day of March, 1995.

/s/ JOHN H. BUCK John H. Buck

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ARTICLES OF INCORPORATION OF FIRST INVESTORS FINANCIAL SERVICES HOLDING COMPANY